Securities Act Registration No. 333 -20635

Investment Company Act Registration No. 811 -08037

FORM N-1A

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.___

☐

Post-Effective Amendment No.  61

☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY

ACT OF 1940

Amendment No.    62

☒

ADVISORONE FUNDS

4020 South 147th Street

Omaha, NE 68137

(402) 493-3313

 Brian Nielsen, Secretary

Copies to:

Emile R. Molineaux	JoAnn Strasser,Esq.
General Counsel	Thompson Hine LLP
Gemini Fund Services, LLC	312 Walnut Street, 14th floor
450 Wireless Blvd.	Cincinnati, Ohio 45202
Hauppauge, New York 11788-0132

It is proposed that this filing will become effective:

[ X]	immediately upon filing pursuant to Rule 485, paragraph (b)
[ ]	on _______________ pursuant to Rule 485, paragraph (b)
[ ]	60 days after filing pursuant to Rule 485, paragraph (a) (i)
[ ]	on [date] pursuant to Rule 485, paragraph (a) (i)
[ ]	75 days after filing pursuant to Rule 485, paragraph (a) (ii)
[ ]	pursuant to Rule 485, paragraph (a) (ii)
[ ]	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

If appropriate, check the following box:

☐  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Amendment is being filed solely for the purpose of amending Item 28 and filing the following exhibits to this Registration Statement:

EXHIBIT	EXHIBIT NUMBER

Appendix A to the Investment Advisory Agreement, dated August 18, 2011, by and between CLS and the Trust, on behalf of the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund, Shelter Fund and Milestone Treasury Obligations Fund

99.28 (d)(2)
Custody Agreement dated December 15, 2011 by and between Union Bank, N.A. and the Trust, on behalf of the Horizon Active Asset Allocation Fund	99.28 (g)(4)
Fund Services Agreement dated December 15, 2011 by and between Gemini Fund Services, LLC and the Trust, on behalf of the Horizon Active Asset Allocation Fund	99.28 (h)(3)
Operating Expenses Limitation and Security Agreement dated December 15, 2011 by and between Horizon and the Trust, on behalf of the Horizon Active Asset Allocation Fund	99.28 (h)(5)
Shareholder Services Plan dated September 23, 2011 on behalf of the Milestone Treasury Obligations Fund	99.28 (m)(1)
Shareholder Services Plan dated January 23, 2012 on behalf of the Horizon Active Asset Allocation Fund	99.28 (m)(2)
Rule 18f-3 Plan for Multiple Classes of Shares dated December 15, 2011	99.28 (n)

AdvisorOne Funds

PART C

OTHER INFORMATION

ITEM 28.

 EXHIBITS.

(a)

Articles of Incorporation. Name change amendment to the Declaration of Trust of AdvisorOne Funds (formerly the Orbitex Group of Funds) (the “Trust”), previously filed in Post-Effective Amendment No. 19 on July 1, 2003, is incorporated herein by reference; Declaration of Trust, dated December 13, 1996, previously filed in the Registration Statement on January 29, 1997, is incorporated herein by reference.

(b)	By-Laws. By-Laws of the Trust previously filed in the Registration Statement on January 29, 1997 are incorporated herein by reference.
(c)	Instruments Defining Rights of Security Holders. None other than the Declaration of Trust and By-Laws of the Trust.
(d)

Investment Advisory Contracts.

(1)

Investment Advisory Agreement, dated May 7, 2003 by and between Clarke Lanzen Skalla Investment Firm, LLC, now known as CLS Investments, LLC (“CLS”) and the Trust previously filed in Post-Effective Amendment No. 54 on October 6, 2011, is incorporated herein by reference.

(2)

Appendix A to the Investment Advisory Agreement, dated August 18, 2011, by and between CLS and the Trust, on behalf of the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund, Shelter Fund and Milestone Treasury Obligations Fund is filed herewith.

(3)

Investment Advisory Agreement, dated December 15, 2011 by and between Horizon Investments, LLC (“Horizon”) and the Trust, on behalf of the Horizon Active Asset Allocation Fund, previously filed in Post-Effective Amendment No. 58 on January 25, 2012, is incorporated herein by reference.

(4)

Sub-Advisory Agreement between Horizon and CLS, with respect to the Reservoir Fund, previously filed in Post-Effective Amendment No. 44 on May 1, 2009, is incorporated herein by reference.

(5)

Sub-Advisory Agreement between Capital Wealth Planning, LLC and CLS, with respect to the Enhanced Income Fund, previously filed in Post-Effective Amendment No. 48 on September 29, 2009, is incorporated herein by reference.

(e)

Underwriting Contracts.  Underwriting Agreement by and between Northern Lights Distributors, LLC and the Trust dated February 1, 2004, as amended and restated December 16, 2008, previously filed in Post-Effective Amendment No. 43 on February 11, 2009, is incorporated herein by reference.

(1)

Schedule A to the Underwriting Agreement dated September 23, 2011 by and between Northern Lights Distributors, LLC and the Trust, on behalf of the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund, Shelter Fund, and Milestone Treasury Obligations Fund, previously filed in Post-Effective Amendment No. 54 on October 6, 2011, is incorporated herein by reference.

(2)

Underwriting Agreement dated December 15, 2011 between Northern Lights Distributors, LLC and the Trust, on behalf of the Horizon Active Asset Allocation Fund,   previously filed in Post-Effective Amendment No. 58 on January 25, 2012, is incorporated herein by reference.

(f)	Bonus or Profit Sharing Contracts. None.
(g)

Custodial Agreements.

(1)

Custody Agreement dated September 1, 2010 by and between Fifth Third Bank and the Trust, on behalf of the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund and Shelter Fund previously filed in Post-Effective Amendment No. 51 on August 31, 2010, is incorporated herein by reference.

(2)

Global Custody Addendum dated September 1, 2010 by and between Fifth Third Bank and the Trust previously filed in Post-Effective Amendment No. 51 on August 31, 2010, is incorporated herein by reference.

(3)

Custody Agreement by and between Bank of New York Mellon and the Trust, on behalf of the Milestone Treasury Obligations Fund,  previously filed on Form N-14 of the Registrant on October 25, 2011, is incorporated herein by reference.

(4)

Custody Agreement dated December 15, 2011 by and between Union Bank , N.A. and the Trust, on behalf of the Horizon Active Asset Allocation Fund, is filed herewith .

(h)

Other Material Contracts.

(1)

Fund Services Agreement dated January 1, 2010 by and between Gemini Fund Services, LLC and the Trust, on behalf of the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund and Shelter Fund, previously filed in Post-Effective Amendment No. 51 on August 31, 2010, is incorporated herein by reference.

(2)

Fund Services Agreement dated September 23, 2011 by and between Gemini Fund Services, LLC and the Trust, on behalf of the Milestone Treasury Obligations Fund, previously filed in Post-Effective Amendment No. 54 on October 6, 2011, is incorporated herein by reference.

(3)

Fund Services Agreement dated December 15, 2011 by and between Gemini Fund Services, LLC and the Trust, on behalf of the Horizon Active Asset Allocation Fund, is filed herewith.

(4)

Fee Waiver  Agreement dated June 23, 2011 by and between CLS and the Trust, on behalf of the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund and Shelter Fund, previously filed in Post-Effective Amendment No. 52 on August 25, 2011, is incorporated herein by reference.

(5)

Operating Expenses Limitation and Security Agreement dated December 15, 2011 by and between Horizon and the Trust, on behalf of the Horizon Active Asset Allocation Fund, is filed herewith .

(6)

Consulting Agreement dated December 16, 2008 by and between Northern Lights Compliance Services, LLC and the Trust, previously filed in Post-Effective Amendment No. 43 on February 11, 2009, is incorporated herein by reference.

(7)

    Appendix A to the Consulting Agreement dated September 23, 2011 by and between Northern Lights Compliance Services, LLC and the Trust, on behalf of the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund, Shelter Fund and Milestone Treasury Obligations Fund, previously filed in Post-Effective Amendment No. 54 on October 6, 2011, is incorporated herein by reference.

(8)   Consulting Agreement dated December 15, 2011 by and between Northern Lights Compliance Services, LLC and the Trust, on behalf of the Horizon Active Asset Allocation Fund previously filed in Post-effective Amendment No. 58 on January 25, 2012, is incorporated herein by reference.

(i)

 Legal Opinion.

(1)

Opinion of Thompson Hine LLP previously filed in Post-Effective Amendment No. 57 on January 20, 2012 is incorporated herein by reference.

(2)

Consent of Thompson Hine LLP previously filed in Post-effective Amendment No. 58 on January 25, 2012, is incorporated herein by reference.

(j)

Other Opinions.

 (1)  Powers of Attorney of the Trustees and Officers of the Trust (and a Certificate with respect thereto), previously filed in Post-Effective Amendment No. 45 on July 1, 2009, are incorporated herein by reference.

(k)	Omitted Financial Statements. None.
(l)

Initial Capital Agreements. Form of Shareholder Subscription Agreement by and between Orbitex Management, Inc. and the Trust on behalf of each Fund, previously filed in Pre-Effective Amendment No. 2 to the Registration Statement dated September 26, 1997, is incorporated by reference.

(m)

Shareholder Services Plan.

(1)

  Shareholder Services Plan dated September 23, 2011 on behalf of the Milestone Treasury Obligations Fund is filed herewith.

(2)

         Shareholder Services Plan dated January 23, 2012 on behalf of the Horizon Active Asset Allocation Fund is filed herewith .

(n)	Rule 18f-3 Plan. Rule 18f-3 Plan for Multiple Classes of Shares dated December 15, 2011, is filed herewith.
(p)

Code of Ethics.

(1)  Code of Ethics of AdvisorOne Funds revised on June 23, 2006, previously filed in Post-Effective Amendment No. 37 on June 28, 2006, is incorporated herein by reference.

(2)  Code of Ethics of NorthStar Financial Services Group, LLC, applicable to CLS Investments, LLC and Northern Lights Distributors, LLC dated September 15, 2008, previously filed in Post-Effective Amendment No. 43 on February 11, 2009, is incorporated herein by reference.

 (3)  Code of Ethics of Horizon previously filed in Post-Effective Amendment No. 43 on February 11, 2009, is incorporated herein by reference.

(4) Code of Ethics of Capital Wealth Planning, LLC, previously filed in Post-Effective Amendment No. 48 on September 29, 2009, is incorporated herein by reference.

ITEM 29.

PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND.

CLS Investments, LLC (formerly known as CLS Investment Firm, LLC and Clarke Lanzen Skalla Investment Firm, LLC), the investment adviser for the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund, Shelter Fund and Milestone Treasury Obligations Fund; Northern Lights Distributors, LLC, the principal underwriter of each of the AdvisorOne Funds; Gemini Fund Services, LLC, the transfer agent, fund accountant and fund administrator for each of the AdvisorOne Funds, and Northern Lights Compliance Services, LLC, providing compliance services to each of the AdvisorOne Funds , are each Nebraska limited liability companies and wholly owned subsidiaries of NorthStar Financial Services Group, LLC, a Nevada limited liability company.

ITEM 30.

INDEMNIFICATION.

Reference is made to the Registrant's Underwriting Agreement dated the 1st day of February 2004, as amended and reinstated the 16th day of December, 2008.

The Underwriting Agreement provides that the Registrant agrees to indemnify, defend and hold Northern Lights Distributors, LLC (NLD), its several officers and managers, and any person who controls NLD within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which NLD, its officers and directors, or any such controlling persons, may incur under the Securities Act, the 1940 Act, or common law or otherwise, arising out of or based upon: (i) any untrue statement, or alleged untrue statement, of a material fact required to be stated in either any Registration Statement or any Prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any Registration Statement or any Prospectus or necessary to make the statements in any of them not misleading, (iii) the Registrant’s  failure to maintain an effective Registration statement and Prospectus with respect to Shares of the Funds that are the subject of the claim or demand, (iv)  the Registrant’s failure to provide NLD with advertising or sales materials to be filed with the FINRA on a timely basis, (v) Registrant’s failure to properly register Fund shares under applicable state laws, or  (vi) actions taken by NLD resulting from NLD’s reliance on instructions received from an officer, agent or legal counsel of the Registrant.

Reference is made to Article VI of the Registrant’s Amended Declaration of Trust previously in the Registration Statement on January 29, 1997.

The Registrant will indemnify its Trustees and officers to the extent permitted by law. Indemnification may not be made if the Trustee or officer has incurred liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties in the conduct of his office ("Disabling Conduct"). The means of determining whether indemnification shall be made are (1) a final decision on the merits by a court or other body before whom the proceeding is brought that the Trustees or officer was not liable by reason of Disabling Conduct, or (2) in the absence of such a decision, a reasonable determination, based on a review of the facts, that the Trustee or officer was not liable by reason of Disabling Conduct. Such latter determination may be made either by (a) vote of a majority of Trustees who are neither interested persons (as defined in the Investment Company Act of 1940) nor parties to the proceeding or (b) independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the Trustee or officer agrees to repay the advance (if it is determined that he is not entitled to the indemnification) and one of three other conditions is satisfied: (1) he provides security for his agreement to repay; (2) the registrant is insured against loss by reason of lawful advances; (3) the Trustees who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is a reason to believe that the Trustee or officer will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to Trustees, officers, controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event  that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31.

BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.

Certain information pertaining to the business and other connections of CLS Investments, LLC, the adviser to Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund, Shelter Fund and Milestone Treasury Obligations Fund is hereby incorporated herein by reference to the section of the Prospectus captioned “Management” and to the section of the Statement of Additional Information captioned “Investment Management and Other Services”.  The information required by this Item 31 with respect to each manager , officer or partner of CLS Investments, LLC is incorporated by reference to Form ADV filed by CLS Investments, LLC with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-57265).

Certain information pertaining to the business and other connections of Horizon Investments, LLC, the adviser to Horizon Active Asset Allocation Fund and Sub-Adviser to the Reservoir Fund, is hereby incorporated herein by reference to the section of the Prospectus captioned “Management” and to the section of the Statement of Additional Information captioned “Investment Management and Other Services”.  The information required by this Item 31 with respect to each manager , officer or partner of Horizon Investments, LLC is incorporated by reference to Form ADV filed by Horizon Investments, LLC with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-57316).

Certain information pertaining to the business and other connections of Capital Wealth Planning, LLC, the Sub-Adviser to the Enhanced Income Fund, is hereby incorporated herein by reference to the section of the Prospectus captioned “Management” and to the section of the Statement of Additional Information captioned “Investment Management and Other Services”.  The information required by this Item 31 with respect to each manager , officer or partner of Capital Wealth Planning, LLC is incorporated by reference to Form ADV filed by Capital Wealth Planning, LLC with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-70333).

ITEM 32.

PRINCIPAL UNDERWRITER.

(a)

Northern Lights Distributors, LLC (“NLD”), the principal underwriter to each series of the Registrant, also acts as principal underwriter for the following:

Arrow Investments Trust, Copeland Trust, Dominion Funds, Inc., Epiphany Funds,  Equinox Funds Trust, Miller Investment Trust, OCM Mutual Fund, Nile Capital Investment Trust,   Northern Lights ETF Trust, Northern Lights Fund Trust, Northern Lights Fund Trust II,  Northern Lights Variable Trust, Rogé Partners Funds, The North Country Funds, The Saratoga Advantage Trust, The Multi-Strategy Growth & Income Fund, Tributary Funds, Inc. and Vertical Capital Income Fund.

(b)

NLD is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.  The principal business address of NLD is 4020 South 147th Street, Omaha, Nebraska 68137. NLD is an affiliate of Gemini Fund Services, LLC.  To the best of Registrant’s knowledge, the following are the members and officers of NLD:

Name	Positions and Offices with Underwriter	Positions and Offices with the Trust
Brian Nielsen	Manager, President, Secretary	Secretary & Chief Legal Officer
W. Patrick Clarke	Manager	President
Daniel Applegarth	Treasurer , FINOP	None
Mike Nielsen	CCO	None

(c)

Not Applicable.

ITEM 33.

LOCATION OF ACCOUNTS AND RECORDS.

The following entities prepare, maintain and preserve the records required by Section 31 (a) of the 1940 Act for the Registrant.  These services are provided to the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the rules and regulations of the Securities and Exchange Commission under the 1940 Act and such records are the property of the entity required to maintain and preserve such records and will be surrendered promptly on request.

Fifth Third Bank (“Fifth Third”), located at 38 Fountain Square Plaza, Cincinnati, OH 45263 provides custodian services to Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund and Shelter Fund, pursuant to a Custody Agreement between Fifth Third and the Trust.

Bank of New York Mellon, located at One Wall Street, New York, NY 10286 provides custodian services to  the Milestone Treasury Obligations Fund pursuant to a Custody Agreement between Bank of New York Mellon and the Trust.

Union Bank, N.A., located at 350 California Street, 6th Floor, San Francisco, CA  94104 provides custodian services to the Horizon Active Asset Allocation Fund pursuant to a Custody Agreement between Union Bank and the Trust.

Gemini Fund Services, LLC (“GFS”) provides services to all Funds in the Trust pursuant to a Fund Services Agreement from the following 2 locations:

•

4020 South 147th Street, Suite 2, Omaha, Nebraska 68137

•

450 Wireless Blvd., Hauppauge, New York 11788

GFS provides transfer agency, dividend disbursing and fund accounting services, which includes pricing for each of the Fund’s portfolio securities, maintaining records regarding securities and other assets in custody and in transfer, bank statements, canceled checks, financial books and records, and records of each shareholder’s account and all disbursement made to shareholders, from the Omaha, Nebraska location.  Administrative services, including the maintenance of all other required Fund records are provided from the Hauppauge, New York location.

Northern Lights Compliance Services, LLC (“NLCS”), a subsidiary of NorthStar Financial Services Group, LLC, located at 4020 South 147th Street, Omaha, Nebraska 68137 provides CCO and compliance services to each Fund of the Trust.

Northern Lights Distributors, LLC, located at 4020 South 147th Street, Omaha, Nebraska 68137, serves as principal underwriter for each Fund of the Trust and maintains all records required to be maintained pursuant to each Fund’s Distribution Plan, if applicable, adopted pursuant to Rule 12b-1 under the 1940 Act.

CLS Investments, LLC, located at 4020 South 147th Street, Omaha, Nebraska 68137, pursuant to an Investment Advisory Agreement with the Trust, maintains all records required pursuant to such agreement with respect to the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund, Shelter Fund and Milestone Treasury Obligations Fund.

Horizon Investments, LLC, located at 13024 Ballantyne Corporate Place, Suite 225, Charlotte, North Carolina 28277, pursuant to an Investment Advisory Agreement with the Trust, maintains all records required pursuant to such agreement with respect to the Horizon Active Asset Allocation Fund.

ITEM 34.

MANAGEMENT SERVICES.  Not applicable.

ITEM 35.

UNDERTAKINGS. None.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized in the City of Omaha, State of Nebraska on the 6th day of February 2012.

ADVISORONE FUNDS

(Registrant)

                        By:  /s/  W. Patrick Clarke

      W. Patrick Clarke, President

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ W. Patrick Clarke

W. Patrick Clarke

President, Principal Executive Officer

February 6, 2012

*

-------------------------

Michael Miola

Trustee & Chairman

February 6, 2012

*

--------------------------

 Gary Lanzen

Trustee

February 6, 2012

*

---------------------------

Anthony J. Hertl

Trustee

February 6, 2012

By :

Andrew Rogers

Treasurer, Principal Financial Officer

February 6, 2012

By :/s Brian Nielsen

Brian Nielsen

*Attorney-in-Fact

February 6, 2012

* Pursuant to Powers of Attorney dated June 25, 2009 previously filed in Post-Effective Amendment No. 45 on July 1, 2009, is incorporated herein by reference.

EXHIBIT INDEX

EXHIBIT	EXHIBIT NUMBER

Appendix A to the Investment Advisory Agreement, dated August 18, 2011, by and between CLS and the Trust, on behalf of the Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Reservoir Fund, Select Appreciation Fund, Enhanced Income Fund, Flexible Income Fund, Shelter Fund and Milestone Treasury Obligations Fund

99.28 (d)(2)
Custody Agreement dated December 15, 2011 by and between Union Bank, N.A. and the Trust, on behalf of the Horizon Active Asset Allocation Fund	99.28 (g)(4)
Fund Services Agreement dated December 15, 2011 by and between Gemini Fund Services, LLC and the Trust, on behalf of the Horizon Active Asset Allocation Fund	99.28 (h)(3)
Operating Expenses Limitation and Security Agreement dated December 15, 2011 by and between Horizon and the Trust, on behalf of the Horizon Active Asset Allocation Fund	99.28 (h)(5)
Shareholder Services Plan dated September 23, 2011 on behalf of the Milestone Treasury Obligations Fund	99.28 (m)(1)
Shareholder Services Plan dated January 23, 2012 on behalf of the Horizon Active Asset Allocation Fund	99.28 (m)(2)
Rule 18f-3 Plan for Multiple Classes of Shares dated December 15, 2011	99.28 (n)